UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                                        SEC FILE NUMBER: 0-16203

                                        CUSIP NUMBER: 247907-207

                                FORM 12B-25

                        NOTIFICATION OF LATE FILING

          (Check one)
                    FORM 10-K
                    FORM 20-F
                    FORM 11-K
              X     FORM 10-QSB
                    FORM N-SAR


     FOR THE PERIOD ENDED:      SEPTEMBER 30, 1995
                    Transition Report on Form 10-K
                    Transition Report on Form 20-F
                    Transition Report on Form 11-K
                    Transition Report on Form 10-Q
                    Transition Report on Form N-SAR

     Read Instruction (on back page) Before Preparing Form.
     Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Delta Petroleum Corporation
Full Name of Registrant


Former Name if Applicable


555 17th Street, Suite 3310
Address of Principal Executive Officer (Street and Number)


Denver, Colorado 80202
City, State and Zip Code





PART II - RULES 12B-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a)  The reasons described in reasonable detail in Part
               III of this form could not be eliminated without unreasonable effort or expense;

  X       (b)  The subject annual report, semi-annual report,
               transition report on Form 10-K, Form 20-F, 11-K,
               Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra
Sheets if Needed.)

     Additional time is needed because the Company's accounting department encountered computer software problems which has delayed the preparation of the Company's Form 10-QSB for the quarter ended September 30, 1995.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Aleron H. Larson, Jr.    (303) 293-9133

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify
     report(s).          Yes X   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or position thereof? Yes No X

     If so, attach an explanation of the anticipated change, both narrartively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Delta Petroleum Corporation
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 11/9/95                  By  /s/Aleron H. Larson, Jr.
                                   Chairman/CEO
                                   Aleron H. Larson, Jr.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange
     Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on Form
     12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.